FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Item 1

www.cn.ca
Corporate Services

Sean Finn
Executive Vice-President
Corporate Services
and Chief Legal Officer

935 de La Gauchetiere Street West
16th Floor
Montreal, Quebec H3B 2M9
Canada
T 514-399-7091
F 514-399-4854

Services corporatifs

Sean Finn
Vice-président exécutif
Services corporatifs et chef de la
direction des Affaires juridiques

935, rue de La Gauchetière Ouest
16e étage
Montréal (Québec) H3B 2M9
Canada
T   514-399-7091
Tc 514-399-4854

VIA SEDAR

April 29, 2011

To:	Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Securities Commission, New Brunswick
Securities Commission of Newfoundland & Labrador
Department of Justice, Northwest Territories
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Registrar of Securities, Yukon
Department of Justice, Nunavut

RE:	Canadian National Railway Company
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Following the Annual Meeting of Shareholders of Canadian National Railway Company (the “Company”) held on Wednesday, April 27, 2011, at 10:00 a.m., (Eastern Daylight Time) in the Imperial Room of The Fairmont Royal York, 100 Front Street West, Toronto, Canada (the “Meeting”), and in accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting.

1. Election of Directors

A ballot was conducted with respect to the election of directors.  The 13 nominees proposed by management were elected as directors.  According to proxies received and ballots cast, each of the following 13 individuals were elected as directors of the Company until the next annual shareholder meeting or until such person’s successor is elected or appointed, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Michael R. Armellino A. Charles Baillie Hugh J. Bolton Donald J. Carty Amb. Gordon D. Giffin Edith E. Holiday	322,649,641 314,731,867 312,631,319 321,570,852 312,531,363 311,219,320	99.52 97.08 96.43 99.19 96.40 96.00	1,540,777 9,458,551 11,559,010 2,619,714 11,659,204 12,971,247	0.48 2.92 3.57 0.81 3.60 4.00

April 29, 2011

V. Maureen Kempston Darkes The Hon. Denis Losier The Hon. Edward C. Lumley David G.A. McLean Claude Mongeau James E. O’Connor Robert Pace	322,219,292 322,497,105 314,136,376 314,129,772 322,528,709 323,330,555 313,888,391	99.39 99.48 96.90 96.90 99.49 99.73 96.82	1,971,274 1,669,889 10,054,190 10,060,794 1,661,778 860,010 10,302,175	0.61 0.52 3.10 3.10 0.51 0.27 3.18

2. Appointment of Auditors

KPMG LLP were appointed as the Company’s auditors until the next annual meeting of shareholders, by a majority of the shareholders on a show of hands.  The percentage of common shares with proxies received “FOR” the appointment of the auditors was 99.56% of the common shares represented as follows:

Votes For — 337,170,126 (99.56%)

Votes Withheld — 1,495,404 (0,44%)

3. Non-binding Advisory Resolution on Executive Compensation

A ballot was conducted with respect to the non-binding advisory vote on the Company’s approach to Executive compensation. The percentage of common shares voted “FOR” was 95.55% of the common shares represented at the Meeting as follows:

Votes For — 309,765,562 (95.55%)

Votes Against — 14,410,824 (4.45%)

Yours truly,

/s/ Sean Finn
Executive Vice-President
Corporate Services and Chief Legal Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: May 2, 2011	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel